Filed pursuant to Rule 424(b)(3)
Registration No. 333-266293
PROSPECTUS SUPPLEMENT No. 1
(to Prospectus dated September 8, 2022)

SPRINGBIG HOLDINGS, INC.

5,055,524 Common Shares

This prospectus supplement updates and supplements the prospectus dated September 8, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-266293). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 12, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This Prospectus and prospectus supplement relate to the resale, from time to time, by CF Principal Investments LLC (“Cantor” or the “Holder”)  of up to 5,055,524 of our shares of common stock, $0.0001 par value per share (the “Common Shares”), that have been or may be issued by us to the Holder pursuant to the Common Stock Purchase Agreement, dated as of April 29, 2022, by and between Tuatara Capital Acquisition Corporation (“Tuatara”, the predecessor of SpringBig Holdings, Inc.) and the Holder, as amended by Amendment No. 1 on July 20, 2022 (together, the “Purchase Agreement”), establishing a committed equity facility (the “Facility”). We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our Common Shares by the Holder. However, we may receive up to $50.0 million in aggregate gross proceeds from the Holder under the Purchase Agreement in connection with sales of our Common Shares to the Holder pursuant to the Purchase Agreement after the date of this prospectus. In connection with the execution of the Purchase Agreement, we agreed to issue 877,193 Common Shares (such shares, the “Commitment Fee Shares”) to the Holder as consideration for its irrevocable commitment to purchase the Common Shares at our election in our sole discretion, from time to time after the date of this prospectus, upon the terms and subject to the satisfaction of the conditions set forth in the Purchase Agreement. The purchase price per share that Cantor will pay for the Common Shares purchased from us under the Purchase Agreement will fluctuate based on the market price of our Common Shares at the time we elect to sell shares to Cantor and, further, to the extent that the Company sells Common Shares under the Facility, substantial amounts of Common Shares could be issued and resold, which would cause dilution and may impact the Company’s stock price. See “The Committed Equity Financing” for a description of the Purchase Agreement and the Facility and “Selling Stockholder” for additional information regarding Cantor.

The Holder may offer, sell or distribute all or a portion of the Common Shares hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will bear all costs, expenses and fees in connection with the registration of these Common Shares, including with regard to compliance with state securities or “blue sky” laws. The timing and amount of any sale are within the sole discretion of the Holder. The Holder is an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) and any profit on sale of the Common Shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. Although the Holder is obligated to purchase our Common Shares under the terms of the Purchase Agreement to the extent we choose to sell such Common Shares to them (subject to certain conditions), there can be no assurances that the Holder will sell any or all of the Common Shares purchased under the Purchase Agreement pursuant to this prospectus. The Holder will bear all commissions and discounts, if any, attributable to its sale of Common Shares. See “Plan of Distribution (Conflict of Interest).”

You should read this Prospectus, this prospectus supplement and any additional prospectus supplement or amendment carefully before you invest in our securities. Our Common Stock is traded on The Nasdaq Global Market (“Nasdaq”) under the symbol “SBIG”. On September 9, 2022, the last reported sale price of our Common Stock on Nasdaq was $1.60 per share.

We are an “emerging growth company” under the federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 12 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement No. 1. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 12, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 7, 2022

SPRINGBIG HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40049	88-2789488
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

621 NW 53rd Street, Ste. 260
Boca Raton, Florida, 33487
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (800) 772-9172

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Stock, par value $0.0001 per share	SBIG	The Nasdaq Global Market

Warrants, each exercisable for one share of Common Stock, at an exercise price of $11.50 per share	SBIGW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (Sec.230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (Sec.240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01          Notice of Delisting or Failure to Satisfy Continued Listing Rule or Standard; Transfer of Listing.

On September 7, 2022, SpringBig Holdings, Inc. (the “Company”) received a letter from the listing qualifications department staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that for the last 30 consecutive business days, the Company’s minimum Market Value of Listed Securities (“MVLS”) was below the minimum of $50 million required for continued listing on The Nasdaq Global Market pursuant to Nasdaq listing rule 5450(b)(2)(A).

The notice has no immediate effect on the listing of the Company’s common stock or warrants, and the Company’s common stock and warrants continue to trade on The Nasdaq Global Market under the symbols “SBIG” and “SBIGW,” respectively.

In accordance with Nasdaq listing rule 5810(c)(3)(C), the Company has 180 calendar days, or until March 6, 2023, to regain compliance. The notice states that to regain compliance, the Company’s MVLS must close at $50 million or more for a minimum of ten consecutive business days during the compliance period ending March 6, 2023. If the Company is unable to satisfy the MVLS requirement prior to such date, the Company may be eligible to transfer the listing of its common stock and warrants to the Nasdaq Capital Market (provided that it then satisfies the requirements for continued listing on that market).

If the Company does not regain compliance by March 6, 2023, Nasdaq staff will provide written notice to the Company that its securities are subject to delisting. At that time, the Company may appeal any such delisting determination to a Hearings Panel.

The Company intends to actively monitor the Company’s MVLS between now and March 6, 2023 and may, if appropriate, evaluate available options to resolve the deficiency and regain compliance with the MVLS rule. While the Company is exercising diligent efforts to maintain the listing of its common stock and warrants on Nasdaq, there can be no assurance that the Company will be able to regain or maintain compliance with Nasdaq listing standards.
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SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPRINGBIG HOLDINGS, INC.

September 12, 2022	By:	/s/ Jeffrey Harris
Name: Jeffrey Harris
Title: Chief Executive Officer

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